August 2, 2010

BY FAX AND EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mr. John Reynolds
100 F Street, N.E.
Washington, D.C.  20549

Re:	Coca-Cola FEMSA, S.A.B. de C.V. Registration Statement on Form F-4, File No. 333-168109, filed July 15, 2010

Dear Ladies and Gentlemen:

On July 15, 2010, Coca-Cola FEMSA, S.A.B. de C.V. a corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-4 (File No. 333-168109) (the “Registration Statement”).  The Registration Statement registers U.S.$500,000,000 of 4.625% Senior Notes due 2020 which have been registered under the Securities Act of 1933, as amended (the “Exchange Notes”), to be exchanged in an exchange offer (the “Exchange Offer”) for the outstanding 4.625% Senior Notes due 2020 that were issued in a private offering (the “Original Notes”) based on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”); and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993).  In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Company hereby represents as follows:

1.           The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

2.           To the best of the Company’s information and belief, no broker-dealer participating in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute the Exchange Notes.  In addition, the Company (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer the additional requirement that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer.  The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours, Coca-Cola FEMSA, S.A.B. DE C.V. By: /s/ Oscar Bautista Attorney-in-fact By: /s/ Javier Eduardo Dávila Parás Attorney in fact